Exhibit 12.1
Newpark Resources, Inc.
Ratio of Earnings to Fixed Charges

											Three Months
											Ended
	Fiscal Year Ended December 31,										March 31,
Earnings	2005		2006		2007		2008		2009		2010

Pretax income from continuing operations	$35,654		$(16,445)		$47,235		$59,346		$(22,789)		$12,172
Plus: Fixed charges	24,664		28,408		31,721		25,522		19,414		5,207
Less: Preference dividend requirements	509		—		—		—		—		—

Total Earnings:	$59,809		$11,963		$78,956		$84,868		$(3,375)		$17,379

Fixed Charges
Interest expense on indebtedness	$16,155		$19,975		$23,288		$14,655		$9,614		$2,189
Interest expense on portion of rent	8,000		8,433		8,433		10,867		9,800		3,018
Preference dividend	509		—		—		—		—		—

Total fixed charges	$24,664		$28,408		$31,721		$25,522		$19,414		$5,207

Preferred Security Dividend Requirements
Ratio of earnings to fixed charges	2.45	x	(a	)	2.49	x	3.33	x	(a	)	3.34	x

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.42	x	(b	)	2.49	x	3.33	x	(b	)	3.34	x

(a)	Earnings were inadequate to cover fixed charges. The coverage deficiency totaled $16.4 million and $22.8 million for the years ended December 31, 2006 and December 31, 2009, respectively.

(b)	Earnings were inadequate to cover combined fixed charges and preferred security dividends. The coverage deficiency totaled $16.4 million and $22.8 million for the years ended December 31, 2006 and December 31, 2009, respectively

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